Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                               February 14, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

Re:  Filing of Schedule 13G for Completel Europe N.V.


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the ordinary shares of the above referenced company.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                 Sincerely,



                                                 Jeffrey A. Ruiz






Enclosures

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13G

                               (Amendment No 1)

                  Under the Securities Exchange Act of 1934

                              Completel Europe N.V.
                   ---------------------------------------
                               NAME OF ISSUER:


                    Ordinary Shares ($0.04 Euro Par Value)
                   ---------------------------------------
                        TITLE OF CLASS OF SECURITIES

                                NL 0000262822
                   ---------------------------------------
                                CUSIP NUMBER


                                  December 31, 2002
                   ---------------------------------------
           (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                                    [X] Rule 13d-1(b)

                                    [   ]Rule 13d-1(c)

                                    [   ]Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A) [ ]
                (B) [ ]
 3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
NUMBER OF         5.       SOLE VOTING POWER
SHARES                              1,049,268**
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                                   1,049,268**
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                                    0
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,049,268

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
      SHARES [ ]
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         23.73%***
12.    TYPE OF REPORTING PERSON HC, CO

     * In accordance with Securities Exchange Act Release No. 39538 (January 12,
     1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

     ** Included in this figure are: (i) 528,968 Ordinary Shares, (ii) 1,434 Preferred A shares, which are immediately convertible into 143,400 Ordinary Shares, and (iii) 3,769 Preferred B shares, which are immediately convertible into 376,900 Ordinary Shares.

     *** This percentage is based on a calculation using the total Ordinary Shares reported outstanding and including the 520,300 Ordinary Shares that may be acquired through conversion of the 1,434 Preferred A shares and the 3,769 Preferred B shares. In addition to reporting the beneficial ownership position of Deutsche Bank AG as of December 31, 2002, this Schedule 13G is submitted to restate the beneficial ownership position information stated in the Schedule 13G previously filed by Deutsche Bank AG for the period ending September 30, 2002. The previous Schedule 13G identified the aggregate shares owned and subject to sole voting power and sole dispositive power as 820,448 shares. This Schedule 13G hereby restates that figure as 1,017,213 shares, consisting of (i) 508,613 Ordinary Shares, (ii) 1,434 Preferred A shares, which were immediately convertible into 143,400 Ordinary Shares, and (iii) 3,652 Preferred B shares, which were immediately convertible into 365,200 Ordinary Shares. The percentage of class owned was previously reported as 19.1% and that figure is hereby restated as 23.07%.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG, London Branch

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (A) [ ]
        (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    London, UK

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     1,049,268
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  1,049,268
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,049,268

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         23.73%

12.  TYPE OF REPORTING PERSON BK, CO

Item 1(a).        Name of Issuer:

                  Completel Europe N.V. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:

                  Blaak 16, 3011 TA Rotterdam, The Netherlands

Item 2(a).        Name of Person Filing:
                  This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:

                           Taunusanlage 12, D-60325
                           Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is Ordinary Shares, $0.04 Euro par value
                  ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or

                  13d-2(b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of the
                     Act;

                 (b) [X] Bank as defined in section 3(a)(6) of the Act;

                             Deutsche Bank AG, London Branch

                 (c) [ ]Insurance Company as defined in section 3(a)(19)
                     of the Act;

                 (d) [ ] Investment Company registered under section 8
                     of the Investment Company Act of 1940;

                 (e) [ ] An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E);

                 (f) [ ] An employee benefit plan, or endowment fund in
                     accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [ X ] parent holding company or control person in
                     accordance with Rule 13d-1 (b)(1)(ii)(G);

                             Deutsche Bank AG

                 (h) [ ] A savings association as defined in section
                     3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the
                     definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j) [ ] Group, in accordance with Rule 13d-1
                     (b)(1)(ii)(J).


Item 4.           Ownership.

           (a)    Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

           (c)    Number of shares as to which such person has:

                          (i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                   Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                        Subsidiary                     Item 3 Classification

                  Deutsche Bank AG, London Branch       Bank

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.



Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/14/03

                                    DEUTSCHE BANK AG


                                    By: /s/ Jeffrey A. Ruiz
                                    Name: Jeffrey A. Ruiz
                                    Title: Vice President


                                    By: /s/ Margaret M. Adams
                                    Name: Margaret M. Adams
                                    Title: Director

                                             SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/14/03

                                    DEUTSCHE BANK AG, LONDON BRANCH


                                    By: /s/ Jeffrey A. Ruiz
                                    Name: Jeffrey A. Ruiz
                                    Title: Vice President


                                    By: /s/ Margaret M. Adams
                                    Name: Margaret M. Adams
                                    Title: Director